Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (together with the exhibits and schedules hereto, this “Agreement”) is dated as of October 28, 2015, by and among MURPHY OIL USA, INC., a Delaware corporation (“Seller”) and GREEN PLAINS INC., an Iowa corporation (“Buyer”). Capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

WHEREAS, Seller owns 1,000 Units (as defined in the Operating Agreement) (the “Membership Interests”) of Hereford Renewable Energy, LLC, a Delaware limited liability company (the “Company”), which Units are uncertificated and constitute 100% of the issued and outstanding membership interests of the Company.

WHEREAS, the Company is engaged in the business of operating an approximate 105 million gallon per year fuel-grade ethanol plant in Hereford, Texas, providing management services to operate the corn ethanol plant and such other activities related to the foregoing (the “Business”).

WHEREAS, the Buyer desires to acquire from Seller, and Seller desires to sell and transfer to Buyer, all of the Membership Interests on the terms and subject to the conditions set forth herein.

AGREEMENT

THEREFORE, in consideration of the foregoing and the mutual agreements and covenants set forth below, the Parties hereby agree as follows:

ARTICLE 1

PURCHASE AND SALE OF MEMBERSHIP INTERESTS

1.1 ACQUISITION. Subject to the terms and conditions of this Agreement, Buyer agrees to purchase, and Seller agrees to sell, convey, assign, transfer and deliver to Buyer, the Membership Interests, free and clear of all Encumbrances, on the Closing Date.

1.2 PURCHASE PRICE. The aggregate purchase price (the “Purchase Price”) for the Membership Interests shall be (a) SEVENTY EIGHT MILLION FIVE HUNDRED THOUSAND AND NO/100 DOLLARS ($78,500,000.00) (the “Base Purchase Price”), (b) plus the Preliminary Inventory and Working Capital Amount, (c)(i) minus the amount, if any, by which the Final Inventory and Working Capital Amount is less than the Preliminary Inventory and Working Capital Amount or (ii) plus the amount, if any, by which the Final Inventory and Working Capital Amount exceeds the Preliminary Inventory and Working Capital Amount.

1.3 PAYMENT AT CLOSING. At Closing, Buyer shall pay to the Seller by wire transfer to an account designated by Seller (no later than three (3) Business Days prior to Closing) an aggregate amount equal to the Base Purchase Price plus the Preliminary Inventory and Working Capital Amount (such amount, the “Closing Consideration”).

1.4 PRELIMINARY INVENTORY AND WORKING CAPITAL AMOUNT STATEMENT. As used in this Agreement, the “Preliminary Inventory and Working Capital Amount” shall be FIFTEEN MILLION, TWO HUNDRED SIXTY-FOUR THOUSAND, NINE HUNDRED NINETY AND 19/100 DOLLARS ($15,264,990.19), which amount is based upon calculations and methodology as set forth in Exhibit B attached hereto (the “Inventory and Working Capital Guidelines”).

1.5 FINAL INVENTORY AND WORKING CAPITAL AMOUNT STATEMENT.

(a) Within 30 calendar days following the Closing, Buyer shall deliver to Seller a statement (the “Post-Closing Statement”) setting forth Buyer’s good faith calculation of the actual (A) value of the Inventory and (B) amount of the Working Capital as of the Closing (the “Final Inventory and Working Capital Amount”) (to the extent such amounts in (A) and (B) differ from the Preliminary Inventory and Working Capital Amount); and (ii) the difference between the Final Inventory and Working Capital Amount and the Preliminary Inventory and Working Capital Amount. The Post-Closing Statement shall be prepared in a manner, and using methodologies, consistent with the Inventory and Working Capital Guidelines. The Final Inventory and Working Capital Amount Statement shall reflect the calculation of any adjustment to the Purchase Price under Sections 1.5(c) and 1.5(d). In connection with the preparation of the Post-Closing Statement, no later than three (3) calendar days after the Closing Date, Seller and Buyer shall jointly conduct a physical inventory count and measurement for purposes of determining the value of the Inventory on the Closing Date. Buyer shall permit Seller access to the Company’s property and records as necessary to jointly conduct such inventory count and measurement.

(b) Seller shall have a period of 30 calendar days after delivery of the Post-Closing Statement to review such documents and make any objections in writing to Buyer. Buyer will make available to Seller the work papers and back-up materials used in preparing the Final Inventory and Working Capital Amount Statement at reasonable times and upon reasonable notice during such 30-day period in order to facilitate the resolution by the parties of any objections to the Post-Closing Statement. If Seller delivers a written objection to Buyer within such 30-day period, then Buyer and Seller shall attempt to resolve all matters then in dispute with respect to the Post-Closing Statement. If no written objections are made by Seller within such 30-day period, then the Final Inventory and Working Capital Amount set forth in the Post-Closing Statement shall be final and binding on the parties. If any such disputes cannot be resolved by Buyer and Seller within 30 calendar days after timely delivery of any objections thereto, then, at the request of Buyer or Seller, the specific matters in dispute with respect to the Post-Closing Statement shall be submitted to PricewaterhouseCoopers LLP or such other independent accounting firm as may be approved by Seller and Buyer (the “Accountant”), which firm shall render its opinion only as to such specific matters in dispute. If no such referral is made within 30 calendar days after the delivery of Buyer’s objections, then the Final Inventory and Working Capital Amount and the Post-Closing Statement shall be final and binding on the parties. Based on such opinion, the Accountant will then send to Seller and Buyer its determination of the specified matters in dispute, which determination shall be final and binding on the parties. The fees and expenses of the Accountant shall be borne one-half by Seller and one-half by Buyer.

(c) If the Final Inventory and Working Capital Amount as finally determined under Section 1.5(b) is less than the Preliminary Inventory and Working Capital Amount, Buyer shall be entitled to receive within five (5) calendar days following such final determination from the Escrow Agent out of the Escrow Amount the amount of such deficiency, together with interest thereon at 4% per annum from (and including) the Closing Date to (but excluding) the date of such payment; provided, however, that if the amount of such deficiency, together with such interest payable thereon, exceeds the amount of the Escrow Amount then held by the Escrow Agent, Seller shall pay the balance thereof to Buyer by wire transfer in immediately available funds to the account or accounts designated by Buyer within such 5-day period.

(d) If the Final Inventory and Working Capital Amount as finally determined under Section 1.5(b) is greater than the Preliminary Inventory and Working Capital Amount, Buyer will pay to Seller by wire transfer in immediately available funds within five (5) calendar days following such final determination to the account or accounts designated by Seller the amount of such excess, plus interest thereon at 4% per annum from (and including) the Closing Date to (but excluding) the date of such payment.

1.6 ESCROW. At Closing, an amount equal to 3% of the Base Purchase Price (the “Escrow Amount”) shall be deposited by Seller with JPMorgan Chase Bank, NA, as escrow agent (the “Escrow Agent”), to be held in escrow in an account (the “Escrow Account”) pursuant to the terms of an Escrow Agreement (the “Escrow Agreement”) among Buyer, Seller and the Escrow Agent substantially in the form of Exhibit C. Distributions of any amounts from the Escrow Account shall be governed by the terms and conditions of the Escrow Agreement. The term of the escrow shall be for twelve (12) months from the Closing Date (the “Escrow Period”) and shall be available to offset any amounts due to Buyer pursuant to Section 1.5 or for any indemnification obligations of Seller arising under Section 5.2. All funds remaining in the Escrow Account (including interest earned thereon) at the end of the Escrow Period shall be released to Seller in accordance with the Escrow Agreement.

1.7 TRANSFER TAXES. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (including any real property transfer Tax and any other similar Tax) shall be borne and paid by Buyer when due. Buyer shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Seller shall cooperate with respect thereto as necessary).

1.8 CLOSING. The closing of the Transactions (the “Closing”) shall take place via the electronic exchange of documents, signatures and funds on the date that is two (2) Business Days after all of the conditions to the Closing set forth in Article 4 are either satisfied or waived (other than conditions which, by their nature, are to be satisfied at the Closing), or at such other time, date or place as the Parties may mutually agree upon in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.” The Closing shall be deemed to be effective as of 11:59 p.m. CST on the Closing Date.

ARTICLE 2

SELLER’S REPRESENTATIONS AND WARRANTIES

Except as set forth in the Disclosure Schedules, Seller represents and warrants to Buyer as of the date of this Agreement and the Closing Date as follows:

2.1 ORGANIZATION. Seller is a corporation and the Company is a limited liability company, each duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company is qualified and in good standing to do business as a foreign entity in Texas. Seller has provided to Buyer complete and correct copies of the Charter Documents of the Company as currently in effect. All managers, members and officers of the Company are identified on Exhibit D. The Company does not have any subsidiaries and does not have any direct or indirect ownership, equity or voting interest in any Person or control of any Person. The Operating Agreement is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, reorganization and other similar laws and equitable principles relating to or limiting creditors’ rights generally).

2.2 DUE AUTHORIZATION; ENFORCEABILITY. The execution, delivery and performance of this Agreement and the other Transaction Documents to which Seller is a party has been duly and validly authorized by Seller. Assuming the due authorization, execution and delivery of the same by Buyer, this Agreement and each of the other Transaction Documents to which Seller is a party constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with their respective terms (except as may be limited by bankruptcy, insolvency, reorganization and other similar laws and equitable principles relating to or limiting creditors’ rights generally).

2.3 NO CONFLICTS; CONSENTS. The execution, delivery and performance by Seller of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the Charter Documents of Seller or the Company; (b) result in a violation or breach of any provision of any law or governmental order applicable to Seller or the Company; or (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any Material Contract, except in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a Material Adverse Change. No consent, approval, permit, governmental order or filing with, or notice to, any Governmental Authority is required by or with respect to Seller or the Company in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such filings as may be required under the HSR Act and such consents, approvals, permits, governmental orders, declarations or notices which, in the aggregate, would not have a Material Adverse Change.

2.4 OWNERSHIP OF MEMBERSHIP INTERESTS. Seller is the unconditional and sole legal, beneficial, record and equitable owner of the Membership Interests, and Seller has full power and authority to sell and transfer the Membership Interests, free and clear of any restrictions on transfer or any other Encumbrances. Seller has not ever sold, assigned transferred or otherwise disposed of all or any portion of the Membership Interests. Seller is not a party to any option, warrant, purchase right, or other Contract (other than this Agreement) that could require Seller to sell, transfer, or otherwise dispose of any membership interests, or any voting or economic right therein, of the Company. Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any membership interests of the Company. The Membership Interests are uncertificated.

2.5 DISTRIBUTIONS. Seller has no current outstanding obligation to return to the Company all or any portion of any distribution previously received from the Company in respect of the Membership Interests.

2.6 FINANCIAL STATEMENTS. Schedule 2.6 contains complete copies of the unaudited financial statements (including balance sheets, statement of income, member’s equity and cash flow) of the Company for the fiscal year ended December 31, 2014 and 2013 and the unaudited financial statements (including balance sheets, statement of income, members’ equity and cash flow) of the Company for the nine-month period ended September 30, 2015 (collectively, the “Financial Statements”). The Financial Statements have been prepared in conformity with GAAP applied on a basis consistent with the Company’s historical financial statements throughout the indicated periods, and fairly present in all material respects the financial condition and results of operation of the Company at the dates and for the relevant periods indicated subject to normal recurring year-end adjustments and the absence of notes. The Company maintains a system of accounting and internal controls that provides reasonable assurances that financial transactions are executed in accordance with the authorization of the management. The Company has maintained, in a consistent manner, minute books that are complete and correct in all material respects.

2.7 UNDISCLOSED LIABILITIES. The Company has no liabilities, obligations or commitments of a type required to be reflected on a balance sheet prepared in accordance with GAAP, except (a) those which are adequately reflected or reserved against in the Financial Statements; and (b) those which have been incurred in the ordinary course of business since the date of the Latest Balance Sheet and which are not material in amount.

2.8 ABSENCE OF CERTAIN CHANGES. Except as expressly contemplated by the Agreement, from the date of the Latest Balance Sheet until the date of this Agreement, the Company has operated in the ordinary course of business in all material respects and there has not been, with respect to the Company, any:

(a) event, occurrence or development that has had a Material Adverse Change;

(b) material amendment of the Charter Documents of the Company;

(c) issuance, sale or other disposition of any of the Company’s membership interests, or grant of any rights to purchase or obtain (including upon conversion, exchange or exercise) any such interests;

(d) material change in any method of accounting or accounting practice of the Company, except as required by GAAP or applicable law or as disclosed in the notes to the Financial Statements;

(e) incurrence, assumption or guarantee of any indebtedness for borrowed money in an aggregate amount exceeding $100,000, except unsecured current obligations and liabilities incurred in the ordinary course of business;

(f) sale or other disposition of any of the assets shown or reflected on the Latest Balance Sheet, except in the ordinary course of business and except for any assets having an aggregate value of less than $100,000; or

(g) any agreement to do any of the foregoing.

2.9 TITLE TO ASSETS. The Company has good and valid title to the personal properties and assets reflected as being owned by it on the Latest Balance Sheet, free and clear of all Encumbrances, except for Permitted Encumbrances.

2.10 REAL PROPERTY; SUFFICIENCY OF ASSETS.

(a) Schedule 2.10(a) identifies all real property owned by the Company (the “Owned Real Property”). The Company has good title to all Owned Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances. The use and operation of the Owned Real Property by the Company materially conforms to all applicable building, zoning, safety, and other laws, statutes, ordinances, rules, regulations, codes, licenses, Permits, and all other restrictions and conditions. Since January 1, 2015, the Company has not received written notice from any Governmental Authority with respect to the Owned Real Property relating to: (i) violations of building, zoning, safety and fire ordinances or regulations which are not remedied or uncorrected; (ii) claims of any material defect or deficiency with respect to any of such properties which are not remedied or uncorrected; or (iii) requests for the performance of any repairs, alterations or other work reasonably expected to cost more than $50,000 in any single instance or $100,000 in the aggregate of all such instances to the Owned Real Property, other than any which the Company has remedied or corrected. To Seller’s Knowledge, the Owned Real Property is not subject to any material special assessment, assessment for improvements, municipal charge or other similar charge or assessment.

(b) Schedule 2.10(b) identifies all real property leased by the Company. With respect to each lease relating to such leased real property:

(i) such lease is valid, binding, enforceable and in full force and effect and the Company enjoys peaceful and undisturbed possession of such leased real property; and

(ii) the Company is not in material breach or default under such lease, and no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a material breach or default; and

(iii) and the Company has paid all rent due and payable thereunder.

(c) The rights, property and assets held by the Company are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the material rights, property and assets necessary to conduct the Business as currently conducted.

2.11 MATERIAL CONTRACTS AND OTHER DESCRIPTIONS AND LISTS.

(a) Schedule 2.11(a) identifies the following Contracts to which the Company is a party (collectively, the “Material Contracts”):

(i) any Contract for the purchase of services, materials, supplies or equipment that involved the payment of more than $100,000 with respect to such Contract where performance has not been completed;

(ii) any Contract for the sale of goods or services that involved the payment of more than $100,000 with respect to such Contract where performance has not been completed;

(iii) any distributor, dealer, sales agency or consultant Contract that involved the payment of more than $100,000 in 2015 and that is not otherwise described in another subsection of this Section 2.11;

(iv) any guarantee by the Company of the obligations of customers, suppliers, officers, directors, employees, Affiliates or others;

(v) any Contract under which the Company has agreed to indemnify any third Person with respect to, or to share, a liability relating to Taxes of any third Person;

(vi) any lease or similar agreement under which (A) Company is lessee of, or holds or uses, any machinery, equipment or other tangible personal property owned by any third Person for an annual rent in excess of $100,000 or (B) Company is the lessor of, or makes available for use by any third Person, any tangible personal property it owns for an annual rent in excess of $100,000;

(vii) any Contract with any Governmental Authority that involves the payment of more than $100,000 with respect to such Contracts where performance has not been completed;

(viii) all leases, subleases and licenses of real property and other agreements for or relating to the use and/or occupancy of real property, subordination and non-disturbance agreements and estoppel certificates currently in effect; and

(ix) any Contract not made in the ordinary course of business which is anticipated to involve the payment of more than $100,000 in 2015.

(b) The Company is not in breach of, or default under, any Material Contract, except for such breaches or defaults that would not have a Material Adverse Change.

2.12 COMPLIANCE WITH LAWS; PERMITS. The Company (a) is in material compliance with all laws applicable to it or its business, properties or assets and (b) has obtained all Permits required for the Company to conduct its business, and all such Permits are valid and in full force and effect, in each case, except where the failure to obtain and maintain such Permits would not have a Material Adverse Change. Schedule 2.12 sets forth a list of all such Permits. To Seller’s Knowledge, no event has occurred or condition or state of facts exists that constitutes a breach or default under any such Permit that would permit revocation or termination of any such Permit.

2.13 ENVIRONMENTAL COMPLIANCE.

(a) Compliance. To Seller’s Knowledge, (i) the Company is, and at all times in the past has been, in material compliance with all Environmental Laws; (ii) the Company has obtained all material Permits that are necessary or required under Environmental Laws in connection with the operation of the Business, and the Company is in material compliance with such Permits; (iii) no asbestos, urea formaldehyde, polychlorinated biphenyls or mold in structural materials or systems are present on, at, in or under the Owned Real Property; and (iv) the Company is in compliance with the EPA Renewable Fuel Standard requirements, including but not limited to generation of Renewable Identification Numbers (RINs) in conformity therewith. The Company has not received any notice, directive, violation report, Order or charge asserting any violation of any Environmental Law.

(b) Claims for Remediation. The Company has not received from any Governmental Authority or any other Person any claim, demand, directive, Order or request to investigate, restore, repair, clean up or otherwise remediate, or to contribute to the costs of investigating, restoring, repairing, cleaning up or otherwise remediating the Owned Real Property or any other real property where Hazardous Materials generated by the Company were sent for treatment or disposal.

(c) No Releases. To Seller’s Knowledge, the Company has not disposed of, spilled, discharged or released any Hazardous Materials, on, at, in or under the Owned Real Property or at any other location, except in the ordinary course of business and in compliance with applicable Law.

2.14 TAXES.

(a) The Company has filed (taking into account any valid extensions) all material Tax Returns required to be filed by the Company. Such Tax Returns are true, complete and correct in all material respects. The Company is not currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business. All material Taxes due and owing by the Company have been paid or accrued.

(b) No extensions or waivers of statutes of limitations have been given or requested with respect to any material Taxes of the Company.

(c) There are no ongoing actions, suits, claims, investigations or other legal proceedings by any taxing authority against the Company.

(d) The Company is not a party to any Tax-sharing agreement.

(e) All material Taxes which the Company is obligated to withhold from amounts owing to any employee, creditor or third party have been paid or accrued.

2.15 LEGAL PROCEEDINGS. There are no actions, suits, claims, investigations or other legal proceedings: (a) pending or, to Seller’s Knowledge, threatened against or by Seller or the Company, or (b) pending or, to Seller’s Knowledge threatened against the Seller that challenge or seek to prevent, enjoin or otherwise delay the Transactions.

2.16 EMPLOYEES. The Company has no employees. Schedule 2.16 sets forth all employees of Seller who are employed to provide services to the Company, including each such employee’s title, start date and current compensation.

2.17 INSURANCE. Schedule 2.17 sets forth a list of all policies of insurance maintained, owned or held by or for the benefit of the Company on the date hereof. The Company has complied with each such insurance policy and has not failed to give any notice or present any claim thereunder in a due and timely manner. The Company shall keep or cause such insurance or comparable insurance to be kept in full force and effect through the Closing Date.

2.18 BROKERS. Neither Seller nor the Company has agreed or become obligated to pay, or has taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Transactions.

2.19 NO OTHER REPRESENTATIONS. Buyer acknowledges that, except for the representations and warranties contained in Article 2, neither Seller nor any other Person on behalf of Seller or the Company makes any express or implied representation or warranty with respect to Seller or the Company (including representations and warranties as to title to or the condition of the Company’s assets) or with respect to any information provided by or on behalf of Seller to Buyer.

2.20 INSPECTION. Except as otherwise set forth in this Agreement, Buyer agrees, warrants and represents that (a) Buyer is purchasing the Membership Interests and, thereby, the Company and the Business on an “AS IS” and “WITH ALL FAULTS” basis based solely on Buyer’s own investigation of the Company and its assets, and (b) neither Seller or any real estate broker or other Representative of Seller has made any warranties, representations or guarantees, express, implied or statutory, written or oral, respecting the Company or its assets, the financial performance of the Company or its assets, the Business, or the physical condition of the Company’s assets. Buyer further acknowledges that except as otherwise set forth in this Agreement, the consideration for the Membership Interests specified in this Agreement has been agreed upon by Seller and Buyer after good-faith arms-length negotiation in light of Buyer’s agreement to purchase the Membership Interests and accept the Company and the Business “AS IS” and “WITH ALL FAULTS.” Buyer agrees, warrants and represents that, except as set forth in this Agreement, Buyer has relied, and shall rely, solely upon its own investigation of all such matters, and that Buyer assumes all risks with respect thereto.

2.21 SOLVENCY. Immediately after giving effect to the Transactions, Seller shall be solvent and shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (c) have adequate capital to carry on its business and provide for indemnifications set forth herein. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Seller. In connection with the transactions contemplated hereby, Seller has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and mature, and, to Seller’s knowledge, will be able to satisfy all potential judgments reasonably expected against it arising from any pending or threatened litigation.

2.22 INTELLECTUAL PROPERTY. To the Knowledge of Seller, since December 31, 2013: (i) the Company, and its business as presently conducted, has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with, any Intellectual Property rights of third parties; (ii) there are no facts indicating a likelihood of the foregoing; and (iii) the Company has never received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or conflict (including any claim that the Company must license or refrain from using any Intellectual Property rights of any third party). The Company does not hold, and has not applied for registration of, any patents. Schedule 2.22 identifies each item of Intellectual Property that any third party owns and that Company uses pursuant to license, sublicense, agreement or permission, excluding any items licensed pursuant to commercial off-the-shelf software licenses. With respect to each item of Intellectual Property identified in the Disclosure Schedule:

(a) the license, sublicense, agreement or permission covering the item is legal, valid, binding, enforceable, and in full force and effect in all material respects;

(b) to Seller’s Knowledge, no party to the license, sublicense, agreement or permission is in material breach or default, and no event has occurred that with notice or lapse of time would constitute a material breach or default or permit termination, modification or acceleration thereunder;

(c) to Seller’s Knowledge, no party to the license, sublicense, agreement or permission has repudiated any material provision thereof; and

(d) the Company has not granted any sublicense or similar right with respect to the license, sublicense, agreement or permission.

2.23 POWERS OF ATTORNEY. There are no outstanding powers of attorney executed on behalf of the Company.

2.24 GUARANTIES. The Company is a not a guarantor or otherwise responsible for any liability or obligation (including indebtedness) of any other person or entity.

ARTICLE 3

BUYER’S REPRESENTATIONS AND WARRANTIES

Buyer represents and warrants to Seller as follows:

3.1 ORGANIZATION. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Iowa.

3.2 DUE AUTHORIZATION; ENFORCEABILITY. The execution, delivery and performance of this Agreement and the other Transaction Documents to which Buyer is a party has been duly and validly authorized by Buyer. Assuming the due authorization, execution and delivery of the same by Seller, this Agreement and each of the other Transaction Documents to which Buyer is a party constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms (except as may be limited by bankruptcy, insolvency, reorganization and other similar laws and equitable principles relating to or limiting creditors’ rights generally).

3.3 NON-CONTRAVENTION; CONSENTS. Buyer need not give any further notice to, make any additional filing with, or obtain any additional authorization, consent, or approval of any Governmental Authority in order to consummate the Transactions. Neither the execution and delivery of this Agreement and the other Transaction Documents, nor the consummation of the Transactions, will directly or indirectly (with or without notice or lapse of time): (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Charter Documents of Buyer; (b) conflict with or violate any statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Authority to which Buyer is subject; (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any Contract, instrument or other arrangement to which Buyer is a party or by which it is bound, except, in each of the foregoing (a) – (c) to the extent such conflict, violation or breach would not impede or delay the consummation of the transactions contemplated by this Agreement.

3.4 SUFFICIENCY OF FUNDS. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Closing Consideration, the Purchase Price and consummate the Transactions.

3.5 SOLVENCY. Immediately after giving effect to the Transactions, Buyer shall be solvent and shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Buyer or Seller. In connection with the transactions contemplated hereby, Buyer has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

3.6 LEGAL PROCEEDINGS. There are no actions, suits, claims, investigations or other legal proceedings pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the Transactions.

3.7 BROKERS. Buyer has not agreed or become obligated to pay, or has taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Transactions.

ARTICLE 4

CONDITIONS TO CLOSING

4.1 CONDITIONS TO OBLIGATIONS OF BOTH PARTIES. The obligations of each Party to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) The filings of Buyer and Seller pursuant to the HSR Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated;

(b) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any governmental order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof; and

4.2 CONDITIONS TO OBLIGATIONS OF BUYER. The obligations of Buyer to consummate the Transactions shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Seller contained in Article 2 shall be true and correct in all material respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Change;

(b) Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date; and

(c) Seller shall have delivered to Buyer at or prior to Closing the following:

(i) a certificate from Seller certifying that each of the conditions set forth in Section 4.2(a) and Section 4.2(b) have been satisfied;

(ii) an assignment and assumption instrument, in a form mutually agreed upon by Buyer and Seller, conveying to Buyer all of Seller’s right, title and interests in and to the Membership Interests (the “Assignment Instrument”), executed by Seller;

(iii) the Escrow Agreement, executed by Seller;

(iv) a non-foreign affidavit dated as of the Closing Date, in form and substance required under the Treasury Regulations issued pursuant to Code §1445 stating that Seller is not a “Foreign Person” as defined in Code §1445;

(v) a good standing certificate from the States of Delaware and Texas with respect to the Company, dated as of a recent date prior to the Closing;

(vi) signed resignations by each manager or officer (or individual holding a similar position) of the Company as identified in writing by Buyer; and

(vii) such other instruments and documents as Buyer reasonably requests to effect the Transactions.

(d) At the Closing, Seller shall deliver to the Escrow Agent the Escrow Amount via wire transfer of immediately available funds.

4.3 CONDITIONS TO OBLIGATIONS OF SELLER.

(a) The representations and warranties of Buyer contained in Article 3 shall be true and correct in all material respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby;

(b) Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date; and

(c) Buyer shall have delivered to Seller at or prior to Closing the following:

(i) a certificate from Buyer certifying that (i) each of the representations and warranties made by Buyer in this Agreement is true and correct as of the date of this Agreement and (ii) each of the covenants and obligations that Buyer is required to have complied with or performed pursuant to this Agreement at or prior to the Closing has been duly complied with and performed in all respects;

(ii) the Closing Consideration;

(iii) the Escrow Agreement, executed by Buyer and the Escrow Agent; and

(iv) the Assignment Instrument, executed by Buyer; and

(v) such other instruments and documents as Seller reasonably requests to effect the Transactions.

(d) Seller shall have terminated each letter of credit, bond and other surety obligation listed on Schedule 4.3(d) (collectively, the “Parent Guaranty Agreements”) by entering into a termination and release agreement with the applicable counterparty(ies) substantially in the form attached hereto as Exhibit E.

ARTICLE 5

INDEMNIFICATION

5.1 SURVIVAL OF REPRESENTATIONS AND COVENANTS.

(a) The covenants and agreements of each Party shall survive the Closing for the periods specified in such covenants and agreements, or if no period is specified, until the second anniversary of the Closing.

(b) The representations and warranties of Seller contained in this Agreement shall remain in full force and effect and shall survive for fifteen (15) months from the Closing; provided, however, that the foregoing expiration date shall not apply to (i) claims based on fraud or misconduct which shall survive for the applicable statute of limitations and (ii) claims related to breaches of the representations and warranties contained in Section 2.1 (Organization), Section 2.2 (Due Authorization; Enforceability) and Section 2.4 (Ownership of Membership Interests), which shall survive for the applicable statute of limitations; provided, further, however, that if Buyer notifies Seller of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by Buyer on or prior to the applicable expiration date, then such representation or warranty shall not so expire, but rather shall remain in full force and effect until such time as such claim has been fully and finally resolved, either by means of a written settlement agreement or by means of a final, non-appealable judgment issued by a court of competent jurisdiction.

(c) The representations and warranties of Buyer contained in this Agreement shall survive for fifteen (15) months from the Closing; provided, however, that if Seller notifies Buyer of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by Seller on or prior to the applicable expiration date, then such representation or warranty shall not so expire, but rather shall remain in full force and effect until such time as such claim has been fully and finally resolved, either by means of a written settlement agreement or by means of a final, non-appealable judgment issued by a court of competent jurisdiction.

5.2 INDEMNIFICATION BY SELLER. Seller shall hold harmless and indemnify each of the Buyer Indemnified Parties from and against, and shall compensate and reimburse each of the Buyer Indemnified Parties for, any Losses that are directly or indirectly suffered or incurred by any of the Buyer Indemnified Parties or to which any of the Buyer Indemnified Parties may otherwise become subject at any time (regardless of whether or not such Losses relate to any third party claim) and that arise directly or indirectly from or as a direct or indirect result of, or are directly or indirectly connected with:

(a) any breach of any representation or warranty of Seller contained in this Agreement;

(b) any breach of any covenant or agreement of Seller contained in this Agreement;

(c) any liability relating to worker’s compensation injuries arising prior to the Closing regardless of time of claims, and for the avoidance of doubt, including any liability for items disclosed in Schedule 2.15;

(d) any liability under any Tax Sharing Arrangement or Tax indemnity arrangement to which the Company is a party on or prior to the Closing Date; and

(e) any liability of Seller resulting from the ownership of the Company prior to the Closing except to the extent such liabilities arise from or relate to matters for which Seller is entitled to indemnification from Buyer or the Company pursuant to Section 5.3.

5.3 INDEMNIFICATION BY BUYER. Buyer shall hold harmless and indemnify each of the Seller Indemnified Parties from and against, and shall compensate and reimburse each of the Seller Indemnified Parties for, any Losses that are directly or indirectly suffered or incurred by any of the Seller Indemnified Parties or to which any of the Seller Indemnified Parties may otherwise become subject at any time (regardless of whether or not such Losses relate to any third party claim) and that arise directly or indirectly from or as a direct or indirect result of, or are directly or indirectly connected with any of the following:

(a) any breach by Buyer of any representation or warranty of Buyer contained in this Agreement;

(b) any breach of any covenant or agreement of Buyer contained in this Agreement;

(c) all liabilities and obligations of Buyer or its Affiliates relating to employee benefits, compensation or other arrangements with respect to any Transferred Employee arising on or after the Closing; or

(d) any liability of Buyer or the Company arising after the Closing except to the extent such liabilities arise from or relate to matters for which Buyer or the Company are entitled to indemnification from Seller pursuant to Section 5.2; or

(e) any liability resulting from the possession, ownership, use, operation or management of the Company or the Business after the Closing.

5.4 PROCEDURES FOR MAKING CLAIMS. The party making a claim under this Article 5 is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article 5 is referred to as the “Indemnifying Party”.

(a) If and when any Indemnified Party desires to assert a claim for indemnification pursuant to Section 5.2 or 5.3, as applicable, such Indemnified Party shall deliver a Notice of Claim, to the Indemnifying Party and, if applicable, the Escrow Agent, reasonably promptly after such Indemnified Party’s receipt of a claim or specific and affirmative awareness of a potential claim; provided, however, that failure to so give a Notice of Claim shall not limit such Indemnified Party’s ability to be indemnified hereunder, except to the extent (and only to the extent) the Indemnifying Party is actually prejudiced by such failure.

(b) Through the twentieth (20th) day following delivery of a Notice of Claim, the Indemnifying Party may deliver to the Indemnified Party that delivered the Notice of

Claim a written objection (a “Notice of Objection”) to the claim made in such Notice of Claim, which shall be delivered simultaneously to the Escrow Agent, if applicable. Each Indemnified Party agrees that, with respect to any Notice of Claim, it shall provide the Indemnifying Party with reasonable access to the books and records of the Indemnified Party and its relevant Affiliates, if requested by the Indemnifying Party in order to determine whether the delivery of a Notice of Objection related to such Notice of Claim is warranted. If a Notice of Objection shall not have been so delivered within such 20-day period, all Losses set forth in the Notice of Claim shall be promptly paid, as applicable, (i) by the Escrow Agent to such Buyer Indemnified Party from the Escrow Account, without the necessity of further action as provided in the Escrow Agreement or (ii) by Buyer to such Seller Indemnified Party by wire transfer to the Account (or another account identified by such Seller Indemnified Party.

(c) If the Indemnifying Party shall make a timely Notice of Objection, as applicable, (i) the Escrow Agent shall pay from the Escrow Account to such Buyer Indemnified Party or (ii) Buyer shall pay to such Seller Indemnified Party, any portion of the Losses and expenses identified in such Notice of Claim that are not in dispute. Thereafter, the amount of indemnification, to which such Buyer Indemnified Party shall be entitled from the Escrow Account or to which such Seller Indemnified Party shall be entitled, in each case, under this Article 5 shall be determined (x) by the written agreement of Buyer (on behalf of itself or such Buyer Indemnified Party) and Seller (on behalf of itself or such Seller Indemnified Party); (y) by a judgment or decree of any court of competent jurisdiction; or (z) by any other means by which Buyer (on behalf of itself or such Buyer Indemnified Party) and Seller (on behalf of itself or such Seller Indemnified Party) shall agree.

5.5 CERTAIN LIMITATIONS. The indemnification provided for in Sections 5.2 and 5.3 shall be subject to the following limitations:

(a) The Indemnifying Party shall be liable to the Indemnified Party for indemnification under Section 5.2 or Section 5.3, as applicable, only to the extent the aggregate amount of all Losses in respect of indemnification under Section 5.2 or Section 5.3, as applicable, exceeds an amount equal to 0.5% of the Base Purchase Price, in which event, the Indemnifying Party shall only be required to pay or be liable for Losses that, in the aggregate, are in excess of such amount.

(b) An Indemnifying Party’s obligations pursuant to Section 5.2 or Section 5.3, as applicable, with respect to any Losses shall not exceed, in the aggregate, an amount equal to 10% of the Base Purchase Price.

(c) The limitations described in this Section 5.5 shall not apply in the case of fraud or intentional misrepresentation. Notwithstanding any provision contained herein to the contrary, no Indemnified Party shall be entitled to indemnification hereunder with respect to a breach by an Indemnifying Party of any representations, warranties or covenants under this Agreement to the extent that the party seeking indemnification had actual knowledge of such breach as of the Closing Date.

(d) Payments by an Indemnifying Party pursuant to Section 5.2 or Section 5.3 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity or contribution payment received by the Indemnified Party (or an Affiliate of such Indemnified Party) that is directly related to any such claim (net of any deductible, costs of the Indemnified Party to collect such payments proceeds and any increase in insurance premiums arising directly from such claim). The Indemnified Party shall use commercially reasonable efforts to recover under insurance policies for any Losses for which it is seeking indemnification under this Agreement.

(e) In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, consequential or special damages, except to the extent actually paid by an Indemnified Party to a third party who is unaffiliated with such Indemnified Party.

(f) In addition to the other limitations contained in this Section 5.5, Buyer and the Company shall act in a commercially reasonable manner with respect to any Environmental Requirement or environmental condition for which Seller is obligated to indemnify any Buyer Indemnified Party and shall respond to such matters as though they were not subject to indemnification under Section 5.2.

(g) All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by law.

5.6 EXCLUSIVE REMEDY. Subject to Section 8.8, the Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud on the part of a Party in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article 5. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any law, except pursuant to the indemnification provisions set forth in this Article 5. Nothing in this Section 5.6 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 8.8 or to seek any remedy on account of fraud by any Party.

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1 CONDUCT OF BUSINESS. During the period from the date of this Agreement to the Closing Date, Seller shall cause the Company to carry on its business in the ordinary course and substantially as presently operated. Consistent with the foregoing (and as allowed thereby), Seller shall cause the Company to keep and maintain its assets in good operating condition and repair (ordinary wear and tear excepted) and use its reasonable best efforts consistent with good business practice to maintain its business organization intact and to preserve its relationships with customers, suppliers, licensors, business partners, employees and others having business relations with it. Except as otherwise expressly permitted in this Agreement, with the written approval of Buyer or as contemplated in Schedule 6.1, Seller shall not, and shall direct the Company to not, during the period from the date hereof to the Closing Date, directly or indirectly do, or propose or commit to do, any of the following with respect to the Company:

(a) Amend its Charter Documents;

(b) Issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, any limited liability company membership interests or equity equivalents, or any other rights of any kind to acquire any limited liability company membership interests or any other ownership interest in the Company;

(c) Acquire (by merger, consolidation or acquisition of stock or assets) any Person or any securities, assets or properties of any Person (other than current assets acquired in the ordinary course of business consistent with past practice and not material to the Company, taken as a whole);

(d) Incur any indebtedness (other than short term indebtedness in the ordinary course of business consistent with past practice) or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans, advances or capital contributions to, or investments in, any other Person;

(e) Enter into any Contract for the purchase, lease, sublease or other occupancy of real property or exercise any option to purchase real property or extend a lease, sublease or other agreement relating to the Owned Real Property or, other than in the ordinary course of business, enter into any Material Contract;

(f) Cancel any debts owed to or claims held by it (including the settlement of any claims or litigation) or waive any other rights held by it;

(g) Change its accounting policies except as required by GAAP; or

(h) Agree to do any of the foregoing.

6.2 ACCESS TO INFORMATION. Upon reasonable notice, Seller shall afford during normal business hours, during the period from the date of this Agreement through the Closing Date, the officers, employees, accountants, counsel, financial advisors and other representatives of the Buyer reasonable access during business hours to, and permit them to make such reasonable inspections as they may reasonably require of, such of the Company’s properties, Contracts, books and records (including Tax records, Tax Returns and accounting records), officers, employees, customers and vendors as the Buyer may reasonably request, and during such period, Seller shall furnish promptly to the Buyer all information concerning the business, properties and personnel of the Company as Buyer may reasonably request. The Company shall only be required to provide such access and furnish such information to the extent that it would not violate applicable laws. The Buyer will treat any such information in accordance with the provisions of the Nondisclosure Agreement, which agreement Buyer acknowledges and agrees remains in full force and effect.

6.3 CONDITIONS TO CLOSING. From the date hereof until the Closing, each Party shall, and Seller shall cause the Company to, use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article 4.

6.4 GOVERNMENTAL APPROVALS.

(a) During the period prior to the Closing Date, each Party shall use its reasonable, good faith efforts and cooperate with the other Party in attempting to obtain any consents and approvals of Governmental Authorities required to be obtained by them in order to permit the consummation of the Transactions.

(b) In the event a Party determines in good faith that an HSR Act filing is required in connection with the transactions contemplated by this Agreement, it shall promptly notify the other Party and each of the Parties shall, as promptly as possible after such notification, file the Notification and Report Form and related materials that each Party may be required to file with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice under the HSR Act. Each party shall pay its filing fees incurred in connection with, and costs required under, the HSR Act. Each of the Parties will meet (with their legal and other advisors, as appropriate) with regulators on an as-needed basis, will use commercially reasonable efforts to obtain, and will cooperate with the other party to obtain, early termination of the applicable waiting period and will make any further filings, supply additional documentation and provide additional information pursuant thereto that may be necessary, proper, or advisable in connection therewith.

(c) Without limiting the generality of the Parties’ undertakings pursuant to subsection (b) above, each of the Parties shall use all commercially reasonable efforts to respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the transactions contemplated by this Agreement or any other Transaction Document.

(d) All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either Party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between Seller or Buyer with Governmental Authority in the ordinary course of business, any disclosure which is not permitted by law or any disclosure containing confidential information) shall, subject to all applicable privileges, including the attorney-client privilege, be disclosed to the other Party in advance of any filing, submission or attendance, it being the intent that the Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. To the extent practicable and not prohibited by a Governmental Authority, each Party shall give notice to the other Party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other Party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

6.5 FURTHER ASSURANCES. Each Party agrees to execute and deliver such further documents and instruments and to take such further actions after the Closing as may be necessary or desirable and reasonably requested by the other Party to give effect to the Transactions.

6.6 EXPENSES; ATTORNEYS’ FEES. Each Party shall bear and pay all fees, costs and expenses that have been incurred or that are in the future incurred by, on behalf of, such Party in connection with the negotiation, preparation and review of this Agreement, the other Transaction Documents and all certificates, opinions and other instruments and documents delivered or to be delivered in connection with the Transactions, and the consummation and performance of the Transactions. If a Party shall bring any action, suit, counterclaim, appeal, arbitration, or mediation for any relief against the other Party, declaratory or otherwise, to enforce the terms hereof or to declare rights hereunder, the non-prevailing party in such action shall pay to the prevailing party in such action a reasonable sum for the prevailing party’s attorneys’ fees and expenses.

6.7 CONFIDENTIALITY. Following the Closing, Seller shall treat and hold as confidential any information concerning the business and affairs of the Company that is not already generally available to the public (the “Confidential Information”) and refrain from using any of the Confidential Information except in connection with this Agreement. In the event that Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, it shall notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 6.7. If, in the absence of a protective order or the receipt of a waiver hereunder, Seller is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, it may disclose the Confidential Information to the tribunal; provided that it shall use its best efforts to obtain, at the request and expense of Buyer, an order or other assurance that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed as Buyer shall designate. Seller acknowledges and agrees that in the event of a breach of any of the provisions of this Section 6.7, monetary damages may not constitute a sufficient remedy. Consequently, in the event of any such breach, the Company, Buyer and/or their respective successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof, in each case without the requirement of posting a bond or proving actual damages.

6.8 TAX MATTERS.

(a) Tax Treatment of Transaction. Buyer and Seller agree that the sale of the Membership Interests pursuant to this Agreement will be treated as the sale of the assets of the Company for federal income Tax purposes. The income or loss attributable to the Business of the Company for all periods (or portions thereof) ending on or before the Closing Date shall be included on the federal income Tax Returns that include Seller. The income or loss attributable to the Business of the Company for all Tax periods (or portions thereof) beginning after the Closing Date shall be included on the federal income Tax Returns that include Buyer, and Buyer shall obtain a new employer identification number for the Company for all Tax periods (or portions thereof) beginning after the Closing Date.

(b) Covenant Regarding Tax Matters. Seller and, as applicable, the Company shall be responsible for the preparation and timely filing of all Tax Returns of the Company due on or before the Closing Date and shall timely pay all Taxes due with respect to such Tax Returns. Buyer shall be responsible for the preparation and timely filing of all Tax Returns of the Company due after the Closing Date and shall timely pay all Taxes due with respect to such Tax Returns; provided, however, that (i) Buyer shall provide a draft of such Tax Returns to Seller for review and comment at least fifteen (15) calendar days prior to the due date for filing such Tax Returns and shall make such revisions to such Tax Returns as are reasonably requested by Seller, and (ii) Seller shall remit to Buyer an amount equal to its share of the Taxes payable with respect to such Tax Returns (as determined pursuant to Section 6.8(c) if applicable) to the extent such amount exceeds any Taxes accrued and included in Working Capital no later than seven (7) calendar days prior to the due date for filing such Tax Returns. In the event that such accrued amount included in Working Capital exceeds the actual Tax payable by the Seller hereunder, Buyer shall refund the excess within seven (7) calendar days of discovery thereof. Any Tax Return to be filed by Buyer shall be prepared in a manner consistent with the past practice of Seller to the extent such practice complies with applicable law.

(c) Prorations. For purposes of this Agreement, where Taxes involve a taxable period beginning before and ending after the Closing (a “Straddle Period”), such Taxes shall be calculated as though the taxable year terminated as of the close of business on the Closing Date, and Seller shall be responsible for the Taxes attributable to the portion of the Straddle Period ending on the Closing Date; provided, however, that in the case of a Tax not based on income, receipts, payments, proceeds, profits, payroll or similar items, such as real property Taxes or other ad valorem Taxes and installments of special assessments, Seller shall be responsible for a portion of such Taxes equal to the amount of Tax for the entire Straddle Period multiplied by a fraction, the numerator of which shall be the number of calendar days from the beginning of the Straddle Period through to the Closing Date and the denominator of which shall be the number of calendar days in the Straddle Period.

(d) 1031 Exchange. Buyer agrees to cooperate with Seller so that Seller’s transfer of the Company to Buyer shall, at Seller’s election, be accomplished in a manner enabling the transfer of all or part of the Company or its assets to qualify as a part of a like-kind exchange of property by Seller within the meaning of Section 1031 of the Code. If Seller so elects, Buyer shall reasonably cooperate with Seller to effect such like-kind exchange, which cooperation shall include taking such actions as Seller reasonably requests in order to pay the Purchase Price in a manner which enables such transfer to qualify as part of a like-kind exchange of property within the meaning of Section 1031 of the Code, and Buyer agrees that Seller may assign its rights (but not its obligations) under this Agreement to an escrow agent acting as a qualified intermediary under United States Treasury Regulations, to qualify the transfer of the Purchase Price as a part of a like-kind exchange of property within the meaning of Section 1031 of the Code.

(e) Cooperation on Tax Matters. Each Party shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing and preparation of Tax Returns pursuant to this Section 6.8 and any proceeding related thereto. Such cooperation shall include the retention and, upon the other Party’s request, the provision of records and information that are reasonably relevant to any such proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(f) Tax Contests. The procedures set forth in this Section 6.8(f) shall govern the contest or resolution of any claim, audit, investigation or proceeding relating to Taxes of the Company (a “Tax Proceeding”). If an Indemnified Party receives notice of a Tax Proceeding, which relates to a taxable period for which the Indemnifying Party is responsible for Taxes pursuant to this Section 6.8, the party receiving such notice shall promptly notify the Indemnifying Party of such Tax Proceeding; provided, however, that the failure by an Indemnified Party to provide prompt notification shall not relieve the Indemnifying Party of its indemnification obligations hereunder, except to the extent that the Indemnifying Party is materially prejudiced thereby in defending such Tax Proceeding. Seller shall control all Tax Proceedings related to Tax periods ending on or before the Closing Date and shall have the right to make all decisions in connection with such Tax Proceedings, including, without limitation, the decision to pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Tax authority, or to pay the Tax claimed, sue for a refund or contest the disputed Tax in any legally permissible manner. Buyer shall control Tax Proceedings relating to Straddle Periods and the Tax Returns related thereto; provided, however, that Seller, upon timely notification to Buyer, may elect to participate in such Tax Proceedings with counsel of its choosing and at its expense. In the event that Seller does not elect to participate in such Tax Proceedings, Buyer shall keep Seller apprised of all major developments with respect to such Tax Proceedings. Buyer shall not settle the claims or assessments that are the subject of such Tax Proceedings without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed.

(g) Refunds. Any refund or credit, including any interest actually received with respect thereto, (i) relating to a Tax period or portion of a Straddle Period ending on or before the Closing Date will, except to the extent such amount is accrued and included in Working Capital, be the property of Seller, and if received by Buyer, will be paid over to Seller within a reasonable time, and (ii) relating to a Tax period or portion of a Straddle Period beginning after the Closing Date will be the property of Buyer, and if received by Seller will be paid over to Buyer within a reasonable time.

(h) Amended Returns and Retroactive Elections. Buyer shall not, and shall not cause or permit the Company to (i) amend any Tax Returns filed with respect to any Tax period ending on or before the Closing Date or with respect to any Straddle Period or (ii) make any Tax election that has retroactive effect to any such period or to any Straddle Period, in each case without the prior written consent of the Seller (not to be unreasonably withheld).

6.9 EMPLOYEES; BENEFITS.

(a) Offer of Employment. Buyer shall, or shall cause an Affiliate of Buyer to, offer employment effective on the Closing Date to the employees of Seller, listed on Schedule 6.9(a) who are actively at work. For employees who are on an approved leave status as of the Closing Date, Buyer will offer employment upon the employee’s return to active status from leave if they return within 90 days of the Closing Date. Such employees who accept such employment shall commence employment with Buyer or an Affiliate of Buyer immediately following the Closing, and are referred to herein as “Transferred Employees”. Such offers of employment shall be contingent upon each employee satisfying Buyer’s customary candidate screening procedures and remaining employed by Seller until terminated by Seller immediately prior to the Closing. Employees who do not accept Buyer’s offer of employment shall not be Transferred Employees, and Buyer shall have no liability for any claims with respect to such employee’s employment and termination of employment by Seller. Seller acknowledges and agrees that obligations under the Retention Plan of Seller remain with Seller and shall be paid by Seller to the Transferred Employees within a reasonable period following the Closing.

(b) Benefits and Compensation. During the period commencing at the Closing and ending on December 31, 2016, Buyer shall provide each such Transferred Employee with base salary or hourly wages which are no less favorable in the aggregate than the base salary or hourly wages provided by Seller immediately prior to the Closing.

(c) Buyer Benefit Plans. With respect to any employee benefit plan maintained by Buyer or its Subsidiaries (collectively, “Buyer Benefit Plans”) in which any Transferred Employees will participate effective as of the Closing, Buyer shall recognize all service of the Transferred Employees with Seller, as the case may be, as if such service were with Buyer, for vesting and eligibility purposes in any Buyer Benefit Plan in which such Transferred Employees may be eligible to participate after the Closing; provided, however, such service shall not be recognized to the extent that (i) such recognition would result in a duplication of benefits, or (ii) such service was not recognized under the corresponding Seller benefit plan. In addition, at such time as any Transferred Employees are transitioned over to benefits plans of Buyer or its Subsidiaries, Buyer or the relevant Subsidiary shall waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Transferred Employees (except that, for insured benefit plans, any such waiver must be permitted under the terms of the insurance policy). The Transferred Employees shall cease to accrue benefits under any Seller benefit plan effective as of the Closing.

(d) As of the Closing, all of the Transferred Employees will be vested with respect to Seller’s 401(k) plan and any equity plans of Seller.

(e) As of the Closing, Buyer shall take all steps as are necessary to permit Transferred Employees to roll over their 401(k) account balances under Seller’s 401(k) plan (including outstanding loans) into one or more tax-qualified plans maintained by Buyer or its Affiliates.

(f) This Section 6.9 shall be binding upon and inure solely to the benefit of Buyer, the Company and Seller, and nothing in this Section 6.9, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.9. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 6.9 shall not create any right in any employee or any other Person to any continued employment with Seller or Buyer or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.

6.10 RELEASE AND REPLACEMENT OF BONDS AND GUARANTEES. Prior to Closing Buyer shall use commercially reasonable efforts to secure the release of Seller and its Affiliates from the Parent Guaranty Agreements. Buyer’s efforts in this regard shall include: (a) causing the Buyer to (i) guarantee (whether through a guaranty assumption or replacement guaranty agreement in a form agreed to by the Parties) the obligations of the Company under each Credit Support Arrangement or (ii) post a letter of credit, performance bond or other form of credit support to replace any Parent Guaranty Agreement; or (b) taking, or causing any Affiliate of Buyer to take, all other commercially reasonable steps necessary to secure the release of Seller and its Affiliates from each Parent Guaranty Agreement. Seller and its Affiliates shall have the right to cancel or revoke, effective as of the Closing Date, all guaranty agreements, bonds, letters of credit and similar undertakings provided by them or on their behalf to secure any post-Closing obligations of the Company; provided, however, that Seller will not do so without notifying Buyer and allowing Buyer the reasonable opportunity to provide the counterparty a guarantee, bond, letters of credit or similar undertaking on substantially similar terms to those provided by Seller or its Affiliates, or to otherwise take steps adequate to either secure Seller’s release or protect Seller from claims by the parties in whose favor such Parent Guaranty Agreements are made. If Buyer is unable, prior to Closing, to secure the release of Seller and/or its Affiliates (as applicable) from any Parent Guaranty Agreement and Seller’s waive the condition set forth in Section 4.3(d), then Buyer shall indemnify and hold harmless Seller and/or its affected Affiliate(s) in accordance with Section 5.3 for any Losses that Seller and/or its affected Affiliate(s) suffer by reason of any breach or default by the Company under any obligation or contract secured by any Parent Guaranty Agreement that is not replaced or released at Closing.

ARTICLE 7

TERMINATION

7.1 TERMINATION. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by mutual written consent of Buyer and Seller;

(b) by Buyer by written notice to Seller if:

(i) Buyer is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 4 and such breach, inaccuracy or failure cannot be cured by Seller by the Outside Date; or

(ii) any of the conditions set forth in Section 4.1 or Section 4.2 shall not have been fulfilled by the Outside Date, unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c) by Seller by written notice to Buyer if:

(i) Seller is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 4 and such breach, inaccuracy or failure cannot be cured by Buyer by the Outside Date; or

(ii) any of the conditions set forth in Section 4.1 or Section 4.3 shall not have been fulfilled by the Outside Date, unless such failure shall be due to the failure of Seller to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(d) by Buyer or Seller in the event that:

(i) there shall be any law that makes consummation of any of the Transactions illegal or otherwise prohibited; or

(ii) any Governmental Authority shall have issued any governmental order restraining or enjoining the transactions contemplated by this Agreement, and such governmental order shall have become final and non-appealable.

7.2 EFFECT OF TERMINATION. In the event of any termination pursuant to Section 7.1, written notice thereof shall be promptly given by the Party seeking termination to the other Parties and such termination shall be immediately effective. Upon any such termination, (a) each Party will redeliver to the other Party all documents, work papers and other materials provided by such other Party relating to the Transactions, whether obtained before or after the execution of this Agreement, and (b) no Party shall have any further rights or liabilities hereunder except with respect to those obligations set forth in the Nondisclosure Agreement and those obligations set forth in this Section 7.2, Section 7.3 and Article 8, all of which shall survive any such termination; provided, however, that nothing herein shall relieve any Party from liability for its willful breach of this Agreement.

7.3 TERMINATION FEE.

(a) In the event that this Agreement is terminated pursuant to Section 7.1(c), then Buyer shall pay within five Business Days following such termination, by wire transfer of same day funds to an account designated by Seller, an amount equal to $3,000,000 (the “Termination Fee”), as set forth in Section 7.3(c).

(b) Each party confirms that each event or circumstance giving rise to the obligation to pay the Termination Fee would cause significant damage to the Company, Seller and their respective Affiliates that would be inherently difficult to quantify and prove, and that the Termination Fee provided for hereunder is intended to provide fair compensation in response to that damage, is not intended to be punitive, and is reasonable in amount in relation to the circumstances under which it would become payable. In furtherance of the foregoing, and notwithstanding anything in this Agreement to the contrary, Seller’s right to receive the Termination Fee pursuant to Section 7.3(a), shall be the sole and exclusive remedy of Seller, the

Company and their respective Affiliates against Buyer, the Persons providing Financing, and each of their respective former, current and future directors, officers, employees, agents, general and limited partners, managers, members, shareholders, Affiliates and assignees, and each former, current or future director, officer, employee, agent, shareholder, general or limited partner, manager, member, shareholder, Affiliate or assignee of any of the foregoing (collectively, the “Specified Parties”), for any Losses suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or for any alleged breach of the Commitment Letters, and no Specified Party shall have any other liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and thereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any Law or otherwise and whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of a party hereto or another Person or otherwise.

(c) Within two (2) Business Days following execution of this Agreement, an amount equal to the Termination Fee shall be deposited by Buyer with the Escrow Agent to be held in escrow (the “Termination Fee Escrow”) in an account pursuant to the terms of the Escrow Agreement. Distributions of any amounts from the Termination Fee Escrow shall be governed by the terms and conditions of the Escrow Agreement. In the event Seller terminates this Agreement pursuant to Section 7.1(c), the Escrow Agent shall pay the Termination Fee from the Termination Fee Escrow to Seller via written instructions provided by Seller to the Escrow Agent. In the event the Closing occurs on or prior to the Outside Date, all funds in the Termination Fee Escrow Fund shall be released to Buyer. The term of the Termination Fee Escrow shall commence as of the date hereof and end at the earlier to occur of (i) payment of the Termination Fee to Seller pursuant to Section 7.3(a) and (ii) the Closing Date.

(d) (i) If Seller terminates this Agreement and it is not due to (A) Buyer being in material breach hereof, (B) a failure of either party to satisfy a closing condition in Section 4.1, (C) a failure of Buyer to satisfy a closing condition in Section 4.3, or (D) a cause beyond the reasonable control of Seller and, within six (6) months of such termination, Seller enters into an Agreement to sell the Company to a third party; or (ii) in the event that Seller enters into an agreement to sell the Company with a third party, then this Agreement will immediately terminate and Seller shall pay Buyer an amount equal to $3,000,000 within five Business Days, by wire transfer of immediately available funds to an account designated in writing by Buyer. Notwithstanding anything herein to the contrary, termination pursuant to this Section 7.3(d) shall not be a breach of this Agreement by Seller.

ARTICLE 8

MISCELLANEOUS

8.1 AMENDMENT AND WAIVER. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Buyer and Seller.

8.2 NOTICES. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when personally delivered, when mailed by certified mail, return receipt requested, when sent by facsimile with confirmation of receipt received, or when delivered by overnight courier with executed receipt. Notices, demands and communications to Seller or Buyer shall, unless another address is specified in writing in accordance herewith, be sent to the address indicated below:

Notices to Seller:	Murphy Oil USA, Inc.
c/o Trey Stutts, Sr. Director, Renewable Energy
200 Peach Street
El Dorado, AR 71730
Tel: (870) 881-6822
Fax: (870) 875-7513

with a copy to:	Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, MN 55402
Attn: Robert G. Hensley
Tel: (612) 340-2655
Fax: (612) 340-7800

Notices to Buyer:	Green Plains Inc.
450 Regency Parkway Suite 400
Omaha NE 68114
Attn: Todd Becker, CEO
Tel: 402.884.8700
Fax: 402.952.4916

with copies to:	Green Plains Inc.
Michelle Mapes, EVP-General Counsel
450 Regency Parkway Suite 400
Omaha NE 68114
Tel: 402.884.8700
Fax: 402.952.4916

8.3 ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by either Party without the prior written consent of the other Party.

8.4 CAPTIONS. The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no caption had been used in this Agreement.

8.5 COMPLETE AGREEMENT; SCHEDULES AND EXHIBITS. Each schedule and exhibit delivered pursuant to the terms of this Agreement shall be in writing and shall constitute a part of this Agreement, although schedules need not be attached to each copy of this Agreement. This

Agreement, together with such schedules and exhibits, and the documents referred to herein contain the complete agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter hereof in any way.

8.6 GOVERNING LAW; VENUE; WAIVER OF JURY TRIAL.

(a) The laws of the State of Delaware, without regard to conflict of law doctrines, govern all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement.

(b) ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE TRANSACTION AGREEMENTS, THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY OR THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO AND THERETO MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA IN THE STATE OF DELAWARE OR THE COURTS OF THE STATE OF DELAWARE, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.6(C).

8.7 PUBLICITY. The Parties agree that no public announcements or disclosures of any kind concerning the terms of this Agreement or concerning the transactions contemplated by this Agreement shall be made without the consent of Seller and Buyer, except as and to the extent that any such Party shall be so obligated by applicable law or stock exchange requirement (based upon the reasonable advice of counsel), in which case the other Parties shall be advised and Buyer and Seller shall use their best efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement or to comply with applicable laws.

8.8 SPECIFIC PERFORMANCE. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity; provided, however, that none of Seller, the Company or any of their respective Affiliates shall be entitled to seek specific performance of the obligation of Buyer to consummate the transactions contemplated by this Agreement in the event Seller receives payment when due of the Termination Fee (if required to be paid under the terms of this Agreement).

8.9 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Documents will be deemed as originals if received by facsimile copy.

8.10 THIRD PARTY BENEFICIARIES. Nothing in this Agreement is intended or will be construed to entitle any person or entity, other than Buyer and Seller or their respective permitted transferees and assigns, to any claim, cause of action, remedy or right of any kind.

8.11 SEVERABILITY. The validity, legality or enforceability of the remainder of this Agreement will not be affected even if one or more of the provisions of this Agreement will be held to be invalid, illegal or unenforceable in any respect.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed by duly authorized individuals as of the date set forth in the Preamble hereto.

BUYER:

GREEN PLAINS INC.

By:	/s/ Todd Becker
	Name:	Todd Becker
	Title:	President and Chief Executive Officer

SELLER:

MURPHY OIL USA, INC.

By:	/s/ Andrew Clyde
	Name:	Andrew Clyde
	Title:	President and Chief Executive Officer

[Signature Page to Membership Interest Purchase Agreement]

EXHIBIT A

DEFINITIONS

“Accountant” is defined in Section 1.5(b).

“Affiliate” means an individual or entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified individual or entity. For purposes of this definition, “control” shall include, without limitation, the exertion of significant influence over an individual or entity and shall be conclusively presumed as to any fifty percent (50%) or greater equity interest.

“Assignment Instrument” is defined in Section 4.2(c)(ii).

“Base Purchase Price” is defined in Section 1.2.

“Business” is defined in the recitals.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in El Dorado, Arkansas are authorized or required by law to be closed for business.

“Buyer” is defined in the Preamble.

“Buyer Benefit Plans” is defined in Section 6.9(c).

“Buyer Indemnified Party” means Buyer, the Company, and their respective current and future Affiliates, and the respective Representatives and successors and assigns of each of the foregoing.

“Charter Documents” shall mean, as applicable, the specified entity’s (i) certificate of incorporation or formation or other charter or organizational documents, and (ii) bylaws or operating agreement, each as from time to time in effect.

“Closing” is defined in Section 1.8.

“Closing Consideration” is defined in Section 1.3.

“Closing Date” is defined in Section 1.8.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the recitals.

“Confidential Information” is defined in Section 6.7.

“Contract” means any contracts, agreements, instruments, documents, leases, indentures, loans, evidence of indebtedness, purchase orders, statements of work, bids, insurance policies, undertakings, arrangements, understandings or other obligations (including all amendments and modifications thereto).

“Disclosure Schedules” means the Disclosure Schedules delivered by Seller concurrently with the execution and delivery of this Agreement.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the transfer of an asset, any restriction on the receipt of any income derived from an asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of an asset).

“Environmental Law” means any and all applicable federal, state or local laws, statutes, ordinances, rules, regulations, orders, principles of common law, judgments, permits, licenses or other determinations of any judicial or regulatory authority, now or hereafter in effect, imposing liability, establishing standards of conduct or otherwise relating to protection of the environment (including natural resources, surface water, groundwater, soils, and indoor and ambient air), health and safety, land use matters or the presence, generation, treatment, storage, disposal, Release or threatened Release, transport or handling of any Hazardous Material.

“Environmental Requirement” means any Environmental Law, or any other applicable agreement or restriction (including any condition or requirement imposed by any third party or insurance or surety company), now or hereafter in effect, which relates to any matters addressed by any Environmental Law, Hazardous Material, or the prevention of any unsafe or hazardous condition resulting from or related to the Release of any Hazardous Material.

“Escrow Account” is defined in Section 1.6.

“Escrow Agent” is defined in Section 1.6.

“Escrow Agreement” is defined in Section 1.6.

“Escrow Amount” is defined in Section 1.6.

“Final Inventory and Working Capital Amount” is defined in Section 1.5(a).

“GAAP” means the United States generally accepted accounting principles as applied on a basis consistent with the preparation of audited financial statements relating to the Company.

“Governmental Authority” means the government of the United States or applicable foreign nation, any state, province, municipality or other governmental unit, or any agency, board, bureau, instrumentality, department or commission (including any court or other tribunal) of any of the foregoing.

“Hazardous Material” means any substance, material, element, compound, waste or chemical, whether solid, liquid or gaseous, which is defined, listed, classified or otherwise regulated in any way under any Environmental Laws, or any other such substances or conditions (including mold and other mycotoxins or fungi) which may create any unsafe or hazardous condition or pose any threat to health and safety.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names, and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including source code, executable code, data, databases, and related documentation), (g) all material advertising and promotional materials, (h) all other proprietary rights, and (i) all copies and tangible embodiments thereof (in whatever form or medium).

“Inventory” means all of the inventory of the Business owned by the Company, excluding spare parts inventory, whether or not reflected on the books and records of the Company, including: (a) all Work in Process; (b) all corn oil; and (c) all yeast, enzymes, chemicals and denaturant; provided, however, that any finished products on site will not constitute Inventory to the extent (x) delivery of such finished products have been loaded onto a truck or railcar and a bill of lading has been issued to a third party with respect to such finished products or (y) delivery of such finished products has otherwise been completed under the applicable marketing agreement.

“Indemnified Party” is defined in Section 5.4.

“Indemnifying Party” is defined in Section 5.4.

“Inventory and Working Capital Guidelines” is defined in Section 1.4.

“Latest Balance Sheet” means the unaudited balance sheet of the Company as of September 30, 2015.

“Loss” shall include any loss, damage, injury, decline in value, liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including any legal fee, expert fee, accounting fee or advisory fee), charge, cost (including court costs and any cost of investigation) or expense of any nature.

“Material Adverse Change” means any change or changes that are material and adverse to the Business, properties, prospects, working capital, financial condition or results of operations of the Company; provided, however, that “Material Adverse Change” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Business operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Buyer; (vi) any matter of which Buyer is aware on the date hereof; (vii) any changes in applicable laws or accounting rules (including GAAP); (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with Seller and the Business; (ix) any natural or man-made disaster or acts of God; or (x) any failure by the Business to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded).

“Material Contract” is defined in Section 2.11(a).

“Membership Interests” is defined in the recitals.

“Nondisclosure Agreement” means that certain Confidentiality Agreement, dated September 16, 2015, between Seller and Buyer.

“Notice of Claim” means a notice signed by an Indemnified Party describing in reasonable detail the facts giving rise to any claim for indemnification hereunder, which shall include, if then known or reasonably ascertainable, the individual and aggregate amounts or the method of computation of the amount of the Losses and expenses that are the subject of such claim, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder upon which such claim is based.

“Notice of Objection” is defined in Section 5.4(b).

“Operating Agreement” means the Operating Agreement of Hereford Renewable Energy, LLC, as amended, dated as of June 30, 2010, as amended.

“Outside Date” means December 31, 2015.

“Owned Real Property” is defined in Section 2.10(a).

“Parent Guaranty Agreements” is defined in Schedule 4.3(d).

“Party” or “Parties” means any of Seller and Buyer.

“Permit” means any governmental, regulatory and administrative permit, approval, certification or accreditation.

“Permitted Encumbrance” means: (a) Encumbrances for Taxes (i) not yet due and payable or (ii) being contested in good faith by appropriate procedures and that are reserved on the Latest Balance Sheet if so required in accordance with GAAP; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business related to work or materials for which payment is not delinquent; (c) zoning ordinances and other similar encumbrances arising from generally applicable Law affecting real property; (d) other than with respect to Owned Real Property, liens arising under equipment leases with third parties entered into in the ordinary course of business; (e) with respect to Owned Real Property, any imperfections of title or Encumbrances that could be identified by either or both a commitment for title insurance for or a survey of the Owned Real Property in question, provided that no such imperfection of title or Encumbrance would be material to the Business as presently conducted.

“Person” means any individual, person, limited liability company, partnership, trust, unincorporated organization, corporation, association, joint stock company, business, group, Governmental Authority or other entity.

“Post-Closing Statement” is defined in Section 1.5(a).

“Preliminary Inventory and Working Capital Amount” is defined in Section 1.4.

“Purchase Price” is defined in Section 1.2.

“Release” means the presence of or any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, seeping, migrating, dumping or disposing of any Hazardous Material (including the abandonment or discarding of barrels, drums, tanks, and other similar containers, containing any Hazardous Material) into the indoor or outdoor environment.

“Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

“Retention Plan” means the Murphy USA Inc. Hereford Retention Plan, effective April 1, 2015.

“Seller” is defined in the Preamble.

“Seller’s Knowledge” means the actual knowledge of the following Persons holding or previously holding the following offices or titles with Seller relating to the Company or the Company: Trey Stutts, Sr. Director, Renewable Energy; Harry Lewis, Sr. Director HSSE; Josh Scroggins, Operations Manager; and Bobby Eason, Plant Manager.

“Seller Indemnified Party” means Seller and its current and future Affiliates, and the respective Representatives and successors and assigns of each of the foregoing.

“Specified Parties” is defined in Section 7.3(b).

“Straddle Period” is defined in Section 6.8(c).

“Tax” means any foreign, federal, state, county or local income, sales and use, excise, franchise, real and personal property, transfer, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, severance or withholding tax or charge imposed by any Governmental Authority, any interest and penalties (civil or criminal) related thereto or to the nonpayment thereof, and any Loss in connection with the determination, settlement or litigation of any Tax liability.

“Tax Proceeding” is defined in Section 6.8(f).

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes (including any schedule or attachment thereto) and any amendment thereof.

“Tax Sharing Arrangement” means any written or unwritten agreement or arrangement for the allocation of payment of Tax liabilities or payment for Tax benefits with respect to a consolidated, combined or unitary Tax Return which Tax Return includes or included the Company.

“Termination Fee” is defined in Section 7.3(a).

“Termination Fee Escrow” is defined in Section 7.3(c).

“Transactions” shall mean all of the transactions contemplated by the respective Transaction Documents, including the sale of the Membership Interests by Seller to Buyer in accordance with this Agreement and the performance by Seller and Buyer of their respective obligations under the Transaction Documents.

“Transaction Documents” shall mean the Agreement, the Escrow Agreement, the Assignment and Assumption, any Guaranty Assumption and New Guaranty and all other certificates, instruments exhibits and schedules delivered in connection herewith or attached hereto.

“Transferred Employees” is defined in Section 6.9(a).

“Working Capital” means the amount of current assets of the Company (excluding current assets relating to deferred manufacturing costs, income taxes, spare parts inventory and intercompany accounts) minus the amount of liabilities of the Company (excluding all liabilities relating to income taxes and intercompany accounts), each as of the Closing Date determined in accordance with GAAP, unless modified by this definition or by the Inventory and Working Capital Guidelines.

“Work in Process” means all unfinished ethanol (or ethanol by-products) still involved in the production process and located in fermentation devices, distillation devices, tanks, piping or elsewhere within the Company’s facilities, as well as all grains and grain products involved in the production process (i.e., not yet ready for sale as dry, modified or wet distillers grains, corn oil or otherwise) and located anywhere within the Company’s facilities.

EXHIBIT B

INVENTORY AND WORKING CAPITAL GUIDELINES

(a) For the purposes of this agreement, each accounting term used herein will have the meaning that is applied thereto in accordance with GAAP (“GAAP”) as of the date of this Agreement and, to the extent consistent with GAAP, the accounting principles, policies, procedures and methodologies applied in preparing the Financial Statements, except as modified by the definitions herein. The Final Inventory and Working Capital Amount will be calculated in accordance with GAAP, except as modified by the definitions herein, as in effect on the date of this Agreement and, to the extent consistent with GAAP, the accounting principles, policies, procedures and methodologies applied in the preparation of the Financial Statements, and in the same manner as the attached calculation of the Preliminary Inventory and Working Capital Amount, including without limitation with respect to the nature or classification of accounts and determining levels of reserves or levels of accruals, except as modified by the definitions herein.

(b) Inventory and Working Capital Amounts equals total current assets less total liabilities as described below.

(c) Included in the calculation of Inventory and Working Capital are the following amounts for total current assets and total liabilities:

(i) Derivatives Receivable (Payable) – includes the equity value of all brokerage statements.

(ii) Trade & Other Receivables – all receivables will be net of Allowance for Bad Debts. All outstanding receivable balances will be reviewed to ensure that amounts are reasonably collectable.

(iii) Prepaid Expenses – prepaid expenses will be reviewed and amortized to appropriately reflect the period of benefit associated with the expense. For clarity prepaid expense excluding deferred manufacturing, turnaround, or other such charges.

(iv) Corn Inventories – Buyer shall conduct a physical count of the Inventory as of the Closing Date and Seller may have its representatives present during such physical count of the Inventory. The corn inventory shall be valued at the current market value of No. 2 Yellow Corn deemed to be the closing Chicago Board of Trade (CBT) nearby futures value as of the date of closing plus an amount per bushel to reflect the local market basis value agreed upon by both parties. For purposes of the preliminary inventory working capital calculation, Exhibit B reflects the agreed upon basis. Any corn inventory deemed to be at a grade other than No. 2 Yellow Corn, shall be adjusted to reflect the then industry standards as agreed upon by both parties. In addition, if during the physical count either party detects any quality issues, samples of the product will be sent to a third party inspection agency at Buyer’s expense to determine the extent of the quality issues and inventory values will be adjusted accordingly as agreed upon by both parties.

(v) Milo Inventories – Buyer shall conduct a physical count of the Inventory as of the Closing Date and Seller may have its representatives present during such physical count of the Inventory. The milo inventory shall be valued at the current market value of No. 2 Yellow Corn deemed to be the closing Chicago Board of Trade (CBT) nearby futures value as of the date of closing plus an amount per bushel to reflect the local market basis value agreed upon by both parties. For purposes of the preliminary inventory working capital calculation, Exhibit B reflects the agreed upon basis. Any milo inventory deemed to be at a substandard grade, shall be adjusted to reflect the then industry standards as agreed upon by both parties. In addition, if during the physical count either party detects any quality issues, samples of the product will be sent to a third party inspection agency at Buyer’s expense to determine the extent of the quality issues and inventory values will be adjusted accordingly as agreed upon by both parties.

(vi) Ethanol Inventories – Buyer shall conduct a physical count of the Inventory as of the Closing Date and Seller may have its representatives present during such physical count of the Inventory. The inventory shall be valued at the current market value using the per gallon Chicago OPIS ethanol price (OPIS) as of the date of closing plus an amount per gallon to reflect the local market basis value agreed upon by both parties. For purposes of the preliminary inventory working capital calculation, Exhibit B reflects the agreed upon basis. In addition, if during the physical count either party detects any quality issues, samples of the product will be sent to a third party inspection agency at Buyer’s expense to determine the extent of the quality issues and inventory values will be adjusted accordingly as agreed upon by both parties.

(vii) WDGs and Corn Oil Inventories – Buyer shall conduct a physical count of the Inventory as of the Closing Date and Seller may have its representatives present during such physical count of the Inventory. The inventory shall be valued at the current market value FOB the plant as agreed upon by both parties. In addition, if during the physical count either party detects any quality issues, samples of the product will be sent to a third party inspection agency at Buyer’s expense to determine the extent of the quality issues and inventory values will be adjusted accordingly as agreed upon by both parties.

(viii) WIP inventory – Buyer shall conduct a physical count of the Inventory as of the Closing Date and Seller may have its representatives present during such physical count of the Inventory. The inventory quantities shall be converted into equivalent quantities of corn using historical practices and shall be valued at the current market value of No. 2 Yellow Corn deemed to be the closing Chicago Board of Trade (CBT) nearby futures value as of the date of closing plus an amount per bushel to reflect the local market basis value agreed upon by both parties. For purposes of the preliminary inventory working capital calculation, Exhibit B reflects the agreed upon basis. In addition, if during the physical count either party detects any quality issues, samples of the product will be sent to a third party inspection agency at Buyer’s expense to determine the extent of the quality issues and inventory values will be adjusted accordingly as agreed upon by both parties.

(ix) Chemical Inventories – Buyer shall conduct a physical count of the Inventory as of the Closing Date and Seller may have its representatives present during such physical count of the Inventory. The inventory shall be valued at the lower of cost or market along with an appropriate allowance for any obsolete items.

(x) Any finished products on site or in transit will constitute Inventory to the extent title transfer to the final customer has not occurred.

(xi) Open Purchase and Sale Trades – all open contracts for the purchase or sale of raw materials or finished goods, which have a reasonable certainty of delivery, will be brought to market using the relevant CBT, OPIS or other price adjusted for basis to the point of delivery and the contractual price identified in each commodity purchase or sale contract.

(xii) Vouchers and Accounts Payable – all invoices through the applicable date will be accrued for and reflected in the calculations.

(xiii) Accrued Liabilities – all customary expenses where invoices have not been yet received (i.e. property taxes, truck and rail bills, estimated repairs, etc.) through the applicable date will be accrued and reflected in the calculations.

(xiv) Other Liabilities – all other liabilities required to be recognized under GAAP through the applicable date, whether current or noncurrent including any asset retirement obligations will be accrued and reflected in the calculations.

(xv) An agreed upon reduction of $316,300 will be reflected as an adjustment to the Preliminary and Final Inventory Amounts.

(d) Items not included in the Inventory and Working Capital calculation include:

(i) Cash and cash equivalents as this is retained by the seller.

(ii) Material and Spare parts as this is already contemplated as part of the Purchase Price.

(iii) Intercompany accounts (receivables and payables) will be settled immediately prior to closing.

(iv) Deferred manufacturing, turnaround and similar deferred expenses, whether current or noncurrent.